

26007808

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 27, 2026

REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

4. A. Full name of the financial institution Goldman Sachs Bank USA

   B. Address of principal office of financial institution:

   200 West Street
   Address

New York	NY ▾	10282
City	State	Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   _____
   Address

	▾	
City	State	Zip Code

   D. Mailing address if different from (B) or (C):

   _____
   Address

	▾	
City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Steve Elia	Managing Director	212-902-9041
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
71 South Wacker Drive	Chicago	IL ▾	60606	Sales
555 California Street	San Francisco	CA ▾	94104	Sales
360 S Rosemary Ave	West Palm Beac	FL ▾	33401	Sales
2001 Ross Ave	Dallas	TX ▾	75201	Sales

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attachment
_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Steven Thomas Elia
_____
Name (First, Middle, Last)

Managing Director
_____
Title

_____   2/25/26
Signature   Date

Form G-FIN

Attachment

6.   Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Name:	Title:	Amendment:
Michael Battle	**Managing Director**	**Title Change**
Leo Biselman	Managing Director	
Michael Leister	Managing Director	
Colin McReynolds	**Managing Director**	**Title Change**
Paul Chmiel	Managing Director	
Michael Hamilton	Managing Director	
Jordan Kaufman	Managing Director	
Ryan Kelly	Managing Director	
Stacy Mohr	Managing Director	
Sasha Munn	Managing Director	
Joshua Banschick	Managing Director	
Matt Joy	**Managing Director**	**Title Change**
William Lloyd	**Managing Director**	**Title Change**
Ilir Xholi	Managing Director	
Joseph Braik	Managing Director	
Arvind Giridhar	Managing Director	
Anshul Sehgal	Managing Director	
Praveen Korapaty	**Managing Director**	**Addition (See Note 1)**
James Puccinelli	Managing Director	
Brandon Brown	**Managing Director**	**Title Change**
Mike Mitchell	Managing Director	
Richard Chambers	Managing Director	
Chris Horvatin	Managing Director	
Marc Getman	Managing Director	
Phillip Lee	Managing Director	
Andrew Mcillroy	Managing Director	
Vincent Mistretta	**Managing Director**	**Title Change**
Muhammad Qubbaj	Managing Director	

Supplemental List of Non-Supervisory Associated Persons

Name:	Title:	Amendment:
Manish Agarwal	Vice President	
Ronnie Odlum	**Vice President**	**Title Change**
Gabriel Parra	Vice President	
Matthew Timo	**Vice President**	**Title Change**
Virginia Xu	Vice President	
Kelly Zhang	**Vice President**	**Title Change**
Julia Brown	**Associate**	**Title Change**
Shawn Du	Associate	
Cesar Gonzalez	Associate	
Marc Orazietti	Associate	
Anjan Mani	**Analyst**	**Deletion (See Note 2)**
Eli Pullaro	Analyst	
Mike Topp	Analyst	
Brendan Carney	**Vice President**	**Title Change**
Allison Cogan	Vice President	
Kevin Cousin	Vice President	
Mark Flood	Vice President	
Mike Gentile	Vice President	
Karolina Laredo	**Vice President**	**Title Change**
Noam Liran	Vice President	
Olivia Rosenberg	**Vice President**	**Title Change**
Michael Waterfield	Vice President	
Melissa Watt	Vice President	
Katie Calvo	Associate	
Brendan Carney	Associate	
Many Carter	Associate	
Kate DeWinter	Associate	
Michaela Ford	**Associate**	**Title Change**
Ruby Hernandez	**Associate**	**Title Change**
Will Hoefer	Associate	
Madeline Angelides	Analyst	
Armin Charkhar	Analyst	
Nixon Chege	Analyst	
Dylan Clemens	Analyst	
Hunter Schluter	Analyst	
Alyssa Farella	Vice President	
Jonah Kemp	Vice President	
Rose Hall	Associate	
Austin Junger	Associate	
Andrew Reis	**Associate**	**Title Change**
Josh Thompkins	Associate	
Karen Yang	Associate	
Neha Nerevetla	Analyst	
Randall Crawford	Associate	

Ross Harmon	Vice President	
Ana Victoria Santanna De Otero	Vice President	
Zakariya Ahmed	Analyst	
Elizabeth Ecker	Vice President	
Jeff O'Hare	Vice President	
Devin Warner	Vice President	
Abigail Gorbett	**Vice President**	**Title Change**
Ada Situ	Vice President	
Cristina Tessari	Vice President	
Julien Thomas	Vice President	
Patrick Limerick	**Vice President**	**Title Change**
Mitchell Cornell	Associate	
Aryaman Jain	Associate	
Ritik Goyal	**Associate**	**Title Change**
Freddie Coffey	Analyst	
Deen Hussain	Analyst	
Santiago Velasco	**Analyst**	**Deletion (See Note 2)**
Erica Dembowski	Vice President	
Sorato Doken	**Vice President**	**Title Change**
Jake Kanavy	Vice President	
Carilynn Peyton	Vice President	
Marina Testani	Vice President	
Michael Torre	Vice President	
Radhe Melwani	**Associate**	**Title Change**
Ella Scholz	Analyst	
Brian Bingham	Vice President	
Christine Bernard	Associate	
Cemre Ertas	**Associate**	**Title Change**
Selina Xia	Analyst	
April Li	Vice President	
Andrew Mullen	Vice President	
Kyle Peterson	Vice President	
Audrey Laude	Associate	
Esperanza Lee	Analyst	
Jeremy Baileys	Vice President	
Dhawal Mehta	Vice President	
Geoffrey Molnar	Vice President	
Sandy Fong	Associate	
Allie Huang	Analyst	
Fatou Ndoye	**Analyst**	**Deletion (See Note 2)**
Jack Kelly	**Analyst**	**Addition (See Note 1)**
Nicole Birkhold	Vice President	
Jonathan Coppola	Vice President	
Derek Kump	Vice President	
Johanna Mermer	**Vice President**	**Title Change**
Alex Pompey	Vice President	
Aliya Saigol	**Vice President**	**Deletion (See Note 2)**
Hayley Shaffer	Vice President	

Gerald Strabley	Vice President	
Duncan Webb	Vice President	
Kent Anzano	Associate	
Eli Baker	**Associate**	**Title Change**
John Barback	Associate	
Ishan Bhasin	**Associate**	**Title Change**
Mike Cabra	**Associate**	**Title Change**
Jake Kleinfeld	**Associate**	**Title Change**
Jenna Marget	Associate	
Andrew Moore	Associate	
Sarah Skidmore	Associate	
Brian Bartal	Analyst	
Pedro Carvalho	Analyst	
Michael Delman	Analyst	
Rex Eshirow	Analyst	
Julie Griswold	Analyst	
Nathalie Williams	Analyst	

Note 1: Form U-4 Provided

Note 2: Goldman Sachs & Co. LLC., an affiliate of Goldman Sachs Bank USA, will continue to maintain the referenced employee's FINRA registration in accordance with regulatory requirements